Exhibit 1.1

Joint Venture Agreement
between
MONSTER ARTS, INC
and
Intelligent Living Inc.
11/1/2013

JOINT VENTURE AGREEMENT

This JOINT VENTURE AGREEMENT constitutes the following areas of specialty: 1) Aggregation, 2) Content , 3) Software Development and 4) Software Adaptation. This Joint Venture Agreement ("Agreement") is made effective this day 11/1/2013, by and between MONSTER ARTS, INC the Content Source Client Partner("CSP"), located at 117 Calle de Los Molinos, San Clemente, CA 92672 and Intelligent Living Inc. , the marketing and branding Partner("MBP"), located at 20801 Biscayne Blvd Suite 403, Miami, FL 33180 . For the purpose of this agreement "MBP" means Intelligent Living Inc., or any of its affiliated or subsidiary companies.

Definitions and Scope of Responsibilities:

CSP: Intellectual Property Own r

CSP has created educational, health and wellness and entertainment programs in the form of mobile applications on both the Android and iOS (Apple) platforms. The programs from MONSTER ARTS, INC (CSP) are for the purpose of this document designated as “the APPS” and does not preclude future versions of software products and or version upgrades.

MBP: Marketing and Branding Partner

●	Marketing and integration of Intelligent Living brands into application classes as described below.
●
Intelligent Living- Application(s) for eMedicine and education; Health and Beyond- Applications for mHealth, wellness and education and; Mind360 Studios (MIND360 Arcade)- Applications for cognitive learning to include games, puzzles, math and analytical challenges, memory games and educational titles.

●	Branding and Marketing on a global basis.
●	Optimization of the mobile app supply chain.
●	Establishing successful marketing and business models for program(s) tailored to specific markets and market segments.
●	Provide market feedback to CSP to ensure ongoing program optimization.
●	Market segmentation via various forms of service capabilities to determine the correct delivery of content for the target market segment.
●	Establish channel sales and provide local support.
●	Integrate operational systems to optimize capacity of program.

Commitment to an Initial Plan:

●	Develop (reskin or brand) 3-4 titles per quarter
●	Develop a central portal for MIND360 Studios games that connects through and uses the Google Play store to sell through; same for other products
●	Introduce into the government, educational institutes and commercial sectors.
●	Introduce to other countries presently under special projects of our corporation.
●	Immediately implement security structures to protect the content.

NOW THEREFORE, in consideration of the mutual promises herein contained, the parties hereto agree as follows:

Duties and Responsibilities

Whereas:  CSP declares that it:

●	Solely owns the source code to the apps but not the branding.
●	Will develop all apps as per the attached Master Services Agreement and accompanying Statements of Work

Whereas:  MBP will as required by the market:

●	Provide branding and marketing collateral (logos and artwork).
●	Create the portals, websites and emarketing programs for the applications.

Terms of Agreement as follows:

1. Co-license / jointly copy write the Mobile/Internet product.

2. Payment made on a revenue sharing / license model.

3. Exclusivity for certain medical and health apps for a mutually acceptable period of time.

4. MBP and CSP will share all the cost for converting and adapting the APPS to updated OS versions as required, however, it is anticipated that most work has been performed by CSP to ensure operations on the upgraded platforms.

5. CSP and MBP will jointly own the copyright and patent of any substantially new  APPS adapted by MBP. Thereafter, CSP and MBP will be the Licensor of the APPS. The License of these future APPS will be governed by and construed in accordance with the laws of Florida, and shall inure to the benefits of the Licensor APPS (CSP & MBP) and Licensee and their successors, assigns and legal representatives. Investment and potential cost sharing arrangements will be determined and discussed separately from this agreement.

3. CSP has the obligation not to grant or provide excluded app titles and or its successor software versions to any company except MBP. MBP and CSP will be the sole Licensor of the excluded app titles under this Joint Venture Agreement.

4. MBP will utilize expertise, professional designers, employees capable of designing and implementing the APPS to be developed hereunder. All work shall be performed in a professional and workmanlike manner.

It is understood that CSP will have full visibility of all parties involved in the spirit of team focus in targeting markets.

6. For marketing and sales purpose, MBP is allowed to use the brand names they provide with the consent of CSP.

7. In order to prevent any direct competition in the area of health and wellness, as the joint venture owner of the APPS, CSP agrees and guarantees that MBP will be treated as the unique partner to CSP within this genre.

8. CSP will not provide MBP with any source code of APPS and MBP acknowledges it does not require the above mentioned source codes to complete adaptation of APPS, however, CSP agrees to make a complete source code of the APPS and place them at an independent third party mutually accepted by CSP and MBP, in the event that CSP enters into bankruptcy, or some unforeseen reason, MBP will have the right to obtain access to the source code.

9. CSP will declare for verification purposes the owner of the source code to MBP.

10. If applications requiring access to the source code or object code is required, CSP will cooperate to MBP to complete specific modifications or changes to the software. This work will be d one in a timely manner according to the schedule determined by MBP. It is understood that this type of arrangement is offered to CSP as a benefit provided by MBP to comply with CSP's potential request for secrecy of the source code.

12. CSP acknowledges that all material and information supplied by MBP's work in any major redevelopment of the APPS which has or will come into the joint possession of CSP and MBP in connection with its performance hereunder, is to be considered CSP and MBP's confidential and proprietary information (the "Confidential Information"). By way of illustration, but not as a limitation, Confidential Information includes the Software, trade secrets, processes, data, know-how, program codes, documentation, flowcharts, algorithms, licenses, prices, costs, and employee and customer lists.

13. CSP acknowledges that MBP's purpose in pursuing the redevelopment, if required of the APPS is to gain a significant competitive advantage over competitors operating without such software and that such advantage will be jeopardized if such competitors learn of MBP's negotiations with CSP or the performance by CSP of its obligations hereunder. Accordingly, CSP agrees to keep such negotiations and performance of its obligations hereunder strictly confidential and not to disclose any information to any third party or entity without the prior writ ten permission of MB.

14. CSP warrants that the APPS will not infringe upon any copyright, patent, trade secret or other intellectual property interest of any third party. CSP will indemnify and hold MBP harmless from and against all such infringement claims, losses, suits and damages including, but not limited to, attorney's fees and costs, and shall promptly following any bona-fide claim of infringement correct the APPS software so as not to be infringing, or secure at its own expense the right of MBP to use the software without infringement.

15. MBP will establish a mechanism with its commercial accounts (such as any governmental and/or commercial clients) to monitor the number of users and number of logins, this information will be disclosed to CSP on a timely and pre-scheduled basis.

16. MBP will manage the complete value chain and its associated revenue share payments. At times, the quantity of partners varies depending on the "delivery model". As an example, the end user gross sales may be shared with; 1)CSP, 2) MBP, 3) Marketing Partners.

17. MBP will be responsible for all marketing and promotion of the APPS in several forms of delivery.

18. MBP and CSP may elect to co-brand depending on the target market segments.

19. MBP and CSP will see to create multiple brand programs.

20. Any jointly owned next generation programs and format of programs using the embedded APPS intellectual property of CSP can be marketed and distributed worldwide.

21. This Agreement shall be binding upon and insure to the benefit of the successors and permitted assigns of the parties hereto.

22. This Agreement constitutes the entire agreement between parties as to the subject matter hereof and supersedes all prior understandings or agreements whether oral or written. This Agreement may be modified only be writ ten instrument signed by  the parties hereto.

23. If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had never been included.

24. Following the signing of this contract, CSP will enable delivery of APPS programs.

1. Term and Termination:

A.  "Initial Term":  This Agreement shall commence on December 1, 2013 and shall continue for a period of three years with a two year option, unless terminated earlier as provided herein. Either party may terminate this Agreement effective upon the end of the Initial Term by written notice to the other at least ninety (90) days prior to the end of the Initial Term. If not terminated at the end of the Initial Term, the Agreement shall automatically renew for successive periods of three years each unless determined by either party at least ninety (90) days before the end of any renewal term.

B.  Termination:  This Agreement may be terminated at any time: (i) by either party if there is a default of a material obligation which is not cured within thirty (90) days following notice from the non-defaulting party; (ii) by CSP if MBP ceases to function as an ongoing concern or to conduct its operations in the normal course of business; or (iii) by CSP if MBP shall become insolvent or bankrupt or MBP shall make an assignment for the benefit of creditors or a trustee or receiver shall be appointed for MBP. Except for a termination for cause, neither party shall be liable to the other or to any other person for any loss or damage occasioned by the termination of this Agreement as provided herein.

2. Notices: Any notice or other communication under this Agreement shall be deemed given if delivered in writing to the intended recipient either in person or mailed, certified or registered, postage prepaid, or by recognized overnight delivery service, to the intended recipient at the address specified herein:

If to CSP:

Monster Arts, Inc

8871 West Flamingo Blvd  Suite 202  Las Vegas, NV 89147

If to MBP:

Intelligent Living Inc.  20801 Biscayne Blvd.  Suite 403  Miami, FL 33180

or such other address as a party may specify from time to time pursuant to this Section.

3. Governing Law: This Agreement shall be governed, construed and enforced according to the laws of the State of Florida.

4. Final Agreement: This Agreement terminates and supersedes all prior understandings or agreements on the subject matter hereof. This Agreement may be modified only by a further writing that is duly executed by both parties.

5. Headings: Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

6. Further Obligations: Each party to the Joint Venture Agreement agrees to notify the other within five working days of  any change in ownership.

During the Term of this Agreement, each party shall take all necessary steps to make sure that it is properly managed, economically viable and able to carry out its obligations pursuant to this Agreement.

Each party undertakes to use its best endeavors to promote the interests of this joint venture partnership per this Agreement and undertakes not to compete either directly or indirectly with each other during the Term of this Agreement.

Each party agrees that it may use the others ticker symbol and corporate branding in marketing, public and investor relations and advertising with notice to and approval of the other party.

Each party agrees to feature the other on any “partner” page on their corporate website.

8. Payment: In consideration of CSP providing the APPS to MBP and MBP providing comprehensive and end-to-end turnkey business functions, MBP shall pay CSP the Revenue Share according to the following parameters:

(a) Revenue sharing will be: 35% Split of gross payments (app sales and in-app sales) from Google Play;  50% Split of gross payments (app sales and in-app sales) from Amazon, Nook, iTunes, others (samsung, vizio, any other smart tv partners or cable set top box partners, handango, GetJar, AppHysteria, and any other tablet manufacturers, etc.) .

(b) MBP's payment of [to be determined] for any additional major adaptation agreed upon and identified as to cost sharing will be incrementally deducted out of MBP's part of revenues until paid. These costs shall be identified on the Statements of Work as provided under the Master Services Agreement.

(c) MBP shall make a form of payment to CSP in the form of 8% of the outstanding restricted shares of the Company as of the date of this agreement (36.6M) to be paid over 2 years in quarterly installments with the first 10M shares to be issued upon the signing of this agreement and an additional 4M shares to be issued by December 31, 2013 if 3 titles are available on Android and iOS platforms, or within 10 days of 3 titles availability on both Android and iOS if after December 31, 2013. The balance of 22.6M shares shall be delivered on each quarter of 2014 and 2015. The shares shall carry anti-dilution provisions for the full 24-months. CSP as investment into the JV shall cause 4% (1.37M) of their outstanding restricted shares to be delivered in 4 installments with the first 1% (339,180) installment to be issued upon the signing of this agreement and an additional 1% to be delivered once in 2014 and twice in 2015. The shares shall carry anti-dilution provisions for the full 24-months.

(d) Advertising

i)  %50 ad revenue splits across the board in apps that CSP is managing (ad network, or organic ad sales, push notification advertising, SMS advertising,

ii)  No less than 25% of any unused in-app ad placement (banners, interstitials, sponsored pages, etc) for the purpose of promoting non-genre apps that are in the CSP catalog.  (CSP will pay 20% commissions to ILIV from the gross collected funds from app sales for any apps that are sold as a direct link from inside ILIV’s catalog)

iii)  User profile data, 50/50 ownership of user profiles and data that are collected from in apps or Send2Phone registrations to be used for internal use only.

9. Payment Terms: MBP shall use its best endeavors to pay CSP the Revenue Share on the Accounting Date in US Dollars by telegraphic transfer or such other means as the parties may agree.

On the first working day of each calendar quarter, or as soon as practicable thereafter, MBP shall, in respect of the month immediately preceding that month, provide CSP a full and accurate statement in writing detailing:

(a) The total number of paid downloads by way of Google Play Store, iOS, and other Marketplaces.

(b) The amount of each net Fee due will be paid to CSP in a timely fashion monthly within 5 business days MBP’s receipt of funds;

(c) The Revenue Share payable (in local currency and in US Dollars).

(d) For the avoidance of doubt, receipt or acceptance by CSP of any Statement or of any Revenue Share paid under this Agreement shall not preclude CSP from reasonable questioning the correctness of such Statement and sums at any time. In the event that any inconsistencies or mistakes in payments are discovered and the same are agreed, they shall immediately be rectified and the appropriate payments made by MBP.

MBP shall, if so required by CSP in writing within 90 days  of the expiration of a period of twelve months from any Accounting Date and annually thereafter at its own expense furnish CSP a detailed statement by an independent practicing certified public or chartered accountant verifying the monthly Statements.

(e) The information specified above to be included in the Statements; and

(f) The total revenue received by MBP through its provision of the Programs.

(g) MBP will provide Administrator level access to its app stores on Google and Apple. MBP will bear the cost of the annual fees of the Google, Apple, Kindle and Nook app stores to be reimbursed to CSP through the Joint Venture.

(h) CSP shall invoice MBP for all agreed Expenses which are undisputedly due, and MBP shall use its reasonable endeavors to pay CSP the Expenses on the Accounting Date.

10. Applicable Taxes: If the laws in force at the Locations require MBP to withhold tax on any payment which MBP is obliged to make to CSP, MBP shall:

(a) Obtain a proper receipt and discharge for the tax so deducted and forward it without delay to CSP;

(b) Do all such other things and take such other steps as may be reasonably be required to enable CSP to obtain any tax credit that may be available to it provided that in providing such assistance CSP agrees to pay MBP's costs and expenses;

(c) The amount of the Revenue Share may be reviewed by CSP or MBP on an annual basis, and any revisions shall come into effect at the anniversary date of this Joint Venture Agreement immediately following the review. Any revisions CSP or MBP wish to make shall be notified to the other party at least three months before the start of the calendar year in which they are intended to take effect (the "Notification of Change in Revenue Share").

If either has any reasonable objections to the proposed changes in the Revenue Share, it shall notify the other party within 30 days of the date of the Notification of Change in Revenue Share ( " Notification of Objection").

11. Intellectual Property - Other Items:

(a) CSP is the sole proprietor of all code based Intellectual Property Rights for the APPS.

(b) Any translated versions of the APPS shall become the Intellectual Property of this Joint Venture Agreement and become jointly owned by the Parties.

(c) CSP will exercise intellectual property control of programs and will implement practices to mitigate potential cannibalization and pirating of its APPS which could adversely affect the business directly related to this program content in MBP's assigned Territory.

(d) MBP shall immediately notify CSP if it becomes aware of any infringement of the Intellectual Property Rights and shall give all reasonable assistance to CSP in any investigation or prosecution relating to such infringement.

(e) Each Party to this Joint Venture Agreement hereby grant to each other an exclusive royalty free license of the Trademarks if required during the Term solely for use in advertising the APPS under the terms of this Agreement, subject always to any brand usage guidelines supplied by each other from time to time and without prejudice to all other Intellectual Property Rights of CSP.

(f) MBP has the right to create additional trademarks for newly developed Programs with writ ten consent and agreement of CSP.

12. Confidentiality & Announcements:

(a) Each party to this Agreement shall only use the Confidential Information disclosed to it by the other for the purposes of this Agreement and shall not disclose to any third party any Confidential Information disclosed to it by the other; and

(b) Observe strict confidentiality as to the terms of this Agreement except that CSP or MBP may in its absolute discretion disclose the terms of this Agreement to the relevant Client Partners.

(c) MBP and CSP shall neither make nor issue, nor cause to be made nor issued, any announcement and/or any information or statement concerning the subject matter of this Agreement, nor any matter referred to in this Agreement without the other party's prior writ ten consent save that no consent shall be required if an announcement is required to be made pursuant by law or to the rules of any Regulatory Authority or of any stock exchange on which the shares of either party are or are to be listed, provided that the parties shall use reasonable care to agree the wording of any such announcement with the other party in advance.

(d) MBP and CSP may refer to the existence of this Agreement (but not its contents which must be kept confidential in discussions with any other person relating to or promoting the Programs. In addition, each party may disclose information to its shareholders provided that such disclosure is made pursuant to confidentiality obligations equivalent to those in this Agreement.

13. Costs: Save as expressly set out in this Agreement, each party shall bear its own costs and expenses incurred in connection with the negotiation, preparation, execution and implementation of this Agreement and discharging its obligations hereunder.

14. Force Majeure: If either party is unable to fulfill its obligations under or to enjoy the benefits conferred by this Agreement as a result of an event outside of its control, including interference by any government department or any competent authority of any country, any strikes, lockouts or trade disputes (other than those involving a party or their employees), fire, explosion, flood, civil disturbance, national calamity or other act of God, it shall notify the other party and use reasonable efforts to overcome the difficulties arising from such a force majeure event. If, however, a party is unable to fulfill its obligations under this Agreement because of the force majeure event for a period of  45 days  or more, the other party shall be entitled to terminate this Agreement upon giving writ ten notice , without any further liability to that party but without affecting any accrued liability.

15. General:

(a) No notice given under this Agreement shall be effective unless it is in writing, addressed to the recipient at its address contained in this Agreement (or such other address as shall have been notified from time to time to the sender). A notice shall be deemed to have been properly given: if delivered by hand during normal business hours, upon delivery; if sent by recorded delivery post, on the first working day after posting; or if transmitted by facsimile and confirmed as received, at the time of delivery.

(b) No modification of this Agreement shall be effective unless it is agreed in writing, signed by both parties and clearly expresses an intention to amend this Agreement.

(c) Neither party may assign or subcontract any of its rights or obligations under this Agreement without the prior writ ten consent of the other party.

(d) The relationship between MBP and CSP is that of joint venture partner companies, however, neither party shall assume any obligations on behalf of the other nor make any representations on behalf of the other, nor bind or purport to bind the other in any manner whatsoever.

(e) If the whole or any part of any clause(s) of this Agreement is or becomes invalid for any reason, that invalidity shall not affect the validity of any other provision.

(f) This Agreement comprises the entire agreement between the parties in respect of its subject matter and supersedes all (whether oral or written) previous statements made by either party and all previous agreements, understandings and arrangements.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

As of CSP: Monster Arts, Inc.:

Wayne Irving II, Chairman and CEO Monster Arts, Inc.

/s/ Wayne Irving, II Signature

Date: November 1, 2013

As of MBP: Intelligent Living Inc.:

L. Joshua Eikov, Chief Strategy Officer

/s/ L. Joshua Eikov Signature

Date: November 1, 2013